30 4/19/04

BD

04017755

SECURITIE[illegible] ...SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 Amendment
PART III

SEC FILE NUMBER
8- 29005

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING February 1, 2003 AND ENDING January 31, 2004
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

OFFICIAL SEAL
BARBARA K O'NEILL
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES: 03-19-07

NAME OF BROKER-DEALER: Bates Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6019 Fincham Drive
(No. and Street)

Rockford Illinois 61108
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
George E. Bates 815/399-2137
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weinberg & Co.
(Name – *if individual, state last, first, middle name*)

1415 East State Street, Suite 700 Rockford Illinois 61104
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
APR 19 2004
WASH. D.C.
155

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PROCESSED
APR 23 2004
THOMSON
FINANCIAL

DD 4-22

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George E. Bates, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bates Securities, Inc., as of January 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
BARBARA K O'NEILL
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES: 03-19-07

George E. Bates
Signature

President
Title

Barbara K. O'Neill
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BATES SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended January 31, 2004 and 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 31, 2002	$ 3,600	$ 18,100	$ 43,385	$ 65,085
Net income	-	-	6,500	6,500
Balance, January 31, 2003	3,600	18,100	49,885	71,585
Net income	-	-	23,310	23,310
Balance, January 31, 2004	$ 3,600	$ 18,100	$ 73,195	$ 94,895

The accompanying notes are an integral part of the financial statements.